

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 21, 2017

Via E-mail
Mr. Luciano Siani Pires
Chief Financial Officer
Vale S.A.
Avenida das Americas
700 – Bloco 8 – Loja 318
22640 – 100 Rio De Janiero, RJ, Brazil

> **Re:** **Vale S.A.**
> **Form 20-F for the Year Ended December 31, 2016**
> **Filed April 11, 2017**
> **File No. 001-15030**

Dear Mr. Pires:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2016

Financial Statements

7. Deferred revenue – Gold stream transaction, page F-27

1.   We note a second amendment to your gold stream transaction in August 2016 for (i) cash payment of US$800 million and (ii) an option value resulting from the reduction of the exercise price from US$65.00 to US$43.75 on 10 million warrants from Silver Wheaton Corp (SLW). Please clarify the accounting for this amendment and how you determined the amounts allocated to (i) the sale of the mineral rights and, (ii) the services for gold extraction. Please also clarify the option value and any critical estimates and judgements used in valuation.

8. Income taxes

d) Income taxes – Settlement program ("REFIS"), page F-29

2.   We note your disclosure that at December 31, 2016, the balance of US$5,419 is due in 142 monthly installments, bearing interest at the SELIC rate (Special System for Settlement and Custody). Considering the long term nature of this liability, please disclose the SELIC rate at balance sheet date and specify whether the rate is fixed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551- 3773 if you have any questions regarding comments on the financial statements and related matters. Please contact me with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining